Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On October 8, 2013, Shinhan Financial Group (hereafter SFG) reported that the number of shares owned by its largest shareholder, Korea’s National Pension Service (hereafter NPS), had increased from 34,506,886 shares of common stock (representing 7.28%, as of December 31, 2012) to 38,399,881 shares of common stock (representing 8.10%, as of August 2, 2013).

In addition, SFG disclosed that, as of October 8, 2013, NPS holds 2,000,000 shares or 18.02% of series 12 redeemable preferred stock which SFG issued in April 2011. The redeemable preferred stock does not carry voting rights.

This disclosure is based on a public disclosure made by the NPS on October 8, 2013, which stated that as of August 2, 2013, the NPS held 38,399,881 shares of SFG’s common shares.